Exhibit (a)(5)(G)

For Immediate Release

AOL AND MILLENNIAL MEDIA

ANNOUNCE EXTENSION OF TENDER OFFER

FOR SHARES OF MILLENNIAL MEDIA

NEW YORK, NY and BALTIMORE, MD, October 16, 2015 – AOL Inc. and Millennial Media, Inc. (NYSE: MM) announced today that pursuant to the Agreement and Plan of Merger, dated September 3, 2015, by and among AOL, Mars Acquisition Sub, Inc., and Millennial Media (the “Merger Agreement”), AOL has extended the offering period of its previously announced tender offer to purchase all of the outstanding shares of common stock (the “Shares”) of Millennial Media for $1.75 per Share, net to the seller thereof in cash, without interest and subject to any withholding taxes required by applicable law and upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 18, 2015 (as amended, the “Offer”). The Offer, which was previously scheduled to expire at 11:59 p.m., New York City time, on Friday, October 16, 2015, has been extended until 11:59 p.m., New York City time, on Thursday, October 22, 2015, unless it is extended further in accordance with the Merger Agreement. The Offer is being extended to allow for adequate dissemination of information to stockholders and investor response time in connection with amendments to the Schedule TO and Schedule 14D-9 filed on October 16, 2015. All terms and conditions of the Offer shall remain unchanged during the extended period.

American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised AOL and Millennial Media that, as of 5:00 p.m., New York City time, on October 15, 2015, approximately 55,256,290 Shares had been validly tendered and not validly withdrawn pursuant to the Offer (not including 222,700 Shares tendered pursuant to notices of guaranteed delivery for which Shares have not yet been delivered in settlement or satisfaction of such guarantee), representing approximately 38.7% of Millennial Media’s outstanding Shares. Stockholders who have already tendered their Shares do not have to re-tender their Shares or take any other action as a result of the extension of the Offer.

About AOL

AOL is a media technology company with a mission to simplify the internet for consumers and creators by unleashing the world’s best builders of culture and code. As one of the largest online properties with over 350 million monthly global consumers of its premium brands, AOL is at the center of disruption of how content is being produced, distributed, consumed and monetized by connecting publishers with advertisers on its global, programmatic content and advertising platforms. AOL’s opportunity lies in shaping the future of the digitally connected world for decades to come. AOL is a subsidiary of Verizon.

About Millennial Media

Millennial Media (NYSE: MM) is the leading independent mobile ad marketplace, making mobile simple for the world’s top brands, app developers and mobile web publishers. The company’s unique data and technology assets enable its advertising clients to connect with their target audiences at scale. Millennial Media also drives monetization for its publisher and developer partners by connecting them to networks, advertisers and an RTB exchange. For more information, visit www.millennialmedia.com.

Forward-Looking Statements

In this communication we have made forward-looking statements regarding the proposed transaction between AOL and Millennial Media and other matters. These statements are based on our estimates and assumptions and are subject to risks and uncertainties, which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements. Forward-looking statements include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of new information, subsequent events or otherwise.

Additional Information and Where to Find It

This communication is not an offer to buy or the solicitation of an offer to sell securities. The Offer is being made pursuant to a Tender Offer Statement on Schedule TO filed by AOL with the SEC on September 18, 2015. Millennial Media filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer on September 18, 2015. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the Solicitation/Recommendation Statement, in each case and any amendments thereto, contain important information that should be read carefully before making any decision to tender securities in the Offer. Millennial Media stockholders may obtain a free copy of these materials (and all other tender offer documents filed with the SEC) on the SEC’s website at www.sec.gov. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the Solicitation/Recommendation Statement, as well as any amendments thereto, may also be obtained for free by contacting Innisfree M&A Incorporated, the information agent for the tender offer, at (877) 825-8964.

AOL

Caroline Campbell

c.campbell@teamaol.com

404-444-7970

Millennial Media

Investor Relations Contact:

Joe Wilkinson

(443) 681-6238

IR@millennialmedia.com

Press Contact:

Christina Feeney

(617) 301-4181

press@millennialmedia.com